Exhibit 12.1

COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratio of earnings to fixed charges)

	For the Nine Months Ended September 30,				For the Year Ended December 31,
	2017		2016		2016		2015		2014		2013		2012
Ratio of Earnings to Fixed Charges (Including Deposits)
Earnings:
Net income, before income tax	$107,187		$34,460		$71,315		$88,500		$83,757		$92,758		$89,632
Add: Fixed charges	$22,296		$32,599		$40,066		$57,860		$58,054		$62,562		$76,832

Net income, before income tax and fixed charges	$129,483		$67,059		$111,381		$146,360		$141,811		$155,320		$166,464

Fixed charges:
Interest expense on deposits	$17,086		$17,606		$23,465		$24,055		$25,322		$29,279		$43,377
Interest expense on borrowings	$3,664		$13,602		$14,834		$32,272		$31,265		$31,883		$31,822
One-third of rental expense	$1,546		$1,391		$1,767		$1,533		$1,467		$1,400		$1,633

Total fixed charges	$22,296		$32,599		$40,066		$57,860		$58,054		$62,562		$76,832

Ratio of Earnings to Fixed Charges (Including Deposits)	5.81	x	2.06	x	2.78	x	2.53	x	2.44	x	2.48	x	2.17	x

Ratio of Earnings to Fixed Charges (Excluding Deposits)
Earnings:
Net income, before income tax	$107,187		$34,460		$71,315		$88,500		$83,757		$92,758		$89,632
Add: Fixed charges	$5,210		$14,993		$16,601		$33,805		$32,732		$33,283		$33,455

Net income, before income tax and fixed charges	$112,397		$49,453		$87,916		$122,305		$116,489		$126,041		$123,087

Fixed charges:
Interest expense on borrowings	$3,664		$13,602		$14,834		$32,272		$31,265		$31,883		$31,822
One-third of rental expense	$1,546		$1,391		$1,767		$1,533		$1,467		$1,400		$1,633

Total fixed charges	$5,210		$14,993		$16,601		$33,805		$32,732		$33,283		$33,455

Ratio of Earnings to Fixed Charges (Excluding Deposits)	21.57	x	3.30	x	5.30	x	3.62	x	3.56	x	3.79	x	3.68	x